QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges
(all dollar amounts in thousands)

	Year Ended December 31,
Description
	2002	2001	2000	1999	1998
Fixed Charges:
Interest expense	$65,265	$71,397	$71,855	$57,211	$52,063
Capitalized interest	8,064	10,608	9,553	8,664	3,727
Debt costs amortization	3,636	1,321	1,224	2,100	958

Total Fixed Charges	$76,965	$83,326	$82,632	$67,975	$56,748
Earnings Plus Fixed Charges:
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidaries or income, loss from equity investees, or gains on sale of properties	$68,004	$69,230	$69,678	$75,814	$68,685
Amortization of interest capitalized	1,500	1,300	1,100	900	700
Interest capitalized	(8,064)	(10,608)	(9,553)	(8,664)	(3,727)
Distributed income of equity investees	5,420	2,695	3,968	8,821	789
Total Fixed Charges	76,965	83,326	82,632	67,975	56,748

Total Earnings plus Fixed Charges	$143,825	$145,943	$147,825	$144,846	$123,195
Ratio of Earnings to Fixed Charges	1.9	1.8	1.8	2.1	2.2

QuickLinks

  Exhibit 12.1
COLONIAL REALTY LIMITED PARTNERSHIP Ratio of Earnings to Fixed Charges (all dollar amounts in thousands)